                                                                     EXHIBIT 3.4



                             AMENDMENT TO BYLAWS OF
                               EMULEX CORPORATION
                             (ADOPTED MARCH 2, 2001)


RESOLVED, THAT: Section 2 of Article III of the by-laws of this corporation be, and hereby is, amended to read as follows:

"Section 2. Number of Directors. The number of directors which shall constitute the whole Board shall be not less than four (4) or more than seven (7) until changed by a by-law duly adopted by the stockholders or the Board. The exact number of directors shall be fixed, within the limits specified in the by-laws, by a by-law or amendment thereof duly adopted by the stockholders or the Board. The exact number of directors shall be seven (7) until changed as provided in the preceding sentence of this Section 2. Directors need not be stockholders."